EXHIBIT 11

Radian Group Inc.
Schedule of Net (Loss) Income per Share

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands, except per-share amounts and market prices)	2012	2011	2012	2011
Net (loss) income	$(119,259)	$137,115	$(288,491)	$240,121
Average diluted stock options outstanding	—	1,030	—	1,030
Average exercise price per share	$—	$3.10	$—	$3.10
Average market price per share—diluted basis	$—	$5.09	$—	$6.29
Average common shares outstanding	132,346	132,185	132,350	132,185
Increase in shares due to potential exercise of common stock equivalents—diluted basis (1)	—	1,429	—	1,539
Adjusted shares outstanding—diluted	132,346	133,614	132,350	133,724
Net (loss) income per share—basic	$(0.90)	$1.04	$(2.18)	$1.82
Net (loss) income per share—diluted	$(0.90)	$1.03	$(2.18)	$1.80
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(1)
As a result of our net loss for the three and six months ended June 30, 2012, 5,964,726 shares of our common stock equivalents issued under our stock-based compensation plans were not included in the calculation of diluted net loss per share as of such date because they were anti-dilutive. For the three and six months ended June 30, 2011, 3,268,525 shares of our common stock equivalents issued under our stock-based compensation plans were not included in the calculation of diluted net income per share as of such date because they were anti-dilutive.